FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Enterprise Customers Make the Move to BlackBerry 10 with 18,000 Server Installations	2.

Document 1

  NEWS RELEASE
June 27, 2013

FOR IMMEDIATE RELEASE
Enterprise Customers Make the Move to BlackBerry 10 with 18,000 Server Installations

Whirlpool Corporation and BDO Canada upgrade their mobile deployments to the BlackBerry 10 platform

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced the latest group of enterprises that have invested in the BlackBerry(R) 10 platform and installed BlackBerry(R) Enterprise Service 10 as part of their mobility infrastructure. Whirlpool Corporation and BDO Canada support their complex security and enterprise mobility management (EMM) requirements by adopting BlackBerry 10 as their core business tool for their mobile workforce.

BlackBerry continues to have a strong foothold within the world's top enterprises with more mobile devices managed with the BlackBerry solution today than any other competitive offering. To date, 60 percent of the Fortune 500 have ordered, downloaded or installed BlackBerry Enterprise Service 10, and 18,000 BlackBerry Enterprise Service 10 servers have already been installed by customers around the world.

"The adoption of BlackBerry Enterprise Service 10 has been largely driven by BlackBerry's strategy of multi-platform Enterprise Mobility Management," said Kevin Burden, Director of Mobility at Strategy Analytics. "The company's ability to bring secure workspace capabilities to iOS and Android alongside BlackBerry, gives IT managers the tools needed to manage the complexity that 'bring your own device' has brought to many environments."

Whirlpool Corporation, a leader in the $120 billion global home appliance industry, uses the BlackBerry 10 platform to enhance their mobile device management strategy, and capitalize on BlackBerry's industry leading Enterprise Mobility Management expertise. "BlackBerry functionality and security is the model for Whirlpool's mobile device management strategy. We are pleased to join BlackBerry in this next step in their evolution, and see BlackBerry 10 in action at Whirlpool," said Tim Densborn, Lead Mobility Solutions, Whirlpool GIS Infrastructure.

BDO Canada, a leading assurance, accounting, tax and advisory firm with over 3,600 partners and staff and more than 100 offices in Canada, works with a broad range of clients across the country and internationally. The firm has deployed more than 1,000 BlackBerry smartphones as their corporate device standard as well as BlackBerry Enterprise Service 10 to manage their mobile infrastructure. According to BDO Canada's CIO, Kim Watt, "I often talk to other CIO's about the BlackBerry 10 platform and what BDO has been able to achieve having the BlackBerry Enterprise Service 10 solution in place. The touch screen of the BlackBerry Z10 smartphone for typing is incomparable, and the security features are unmatched."

BlackBerry 10 for Enterprise offers an integrated mobile device and server solution that meets the highest security needs, but also offers the best customer and device management experience by balancing Work and Life through an intuitive and integrated experience between work and personal. BlackBerry Enterprise Service 10 manages BlackBerry, iOS(R), and Android(TM) smartphones and tablets through a single, unified, web-based management console.

For more information about BlackBerry Enterprise Service 10, please visit: www.bes10.com.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ:BBRY) and the Toronto Stock Exchange (TSX:BB). For more information, visit www.blackberry.com.

###

BlackBerry Media Contact:
Stephanie Frisina
BlackBerry
+1-519-597-0745
sfrisina@blackberry.com

or

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	June 27, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO